788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 13-263
October 18, 2013

News Release

Platinum Group Metals Announces that 26% WBJV Proje ect 1 Shareholder Africa Wide Has Today Elected Not to Fund an Initial Cash Call

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that at a meeting of the shareholders of Maseve Investments 11 Pty Ltd (“Maseve”), the operating company of the WBJV Project 1 Platinum Mine (the “Project”), Platinum Group representatives were informed by a representative of Africa Wide Mineral Prospecting and Exploration (Pty) Ltd (“Africa Wide”) that Africa Wide, a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), would not be funding a 213 million Rand (approximately US $ 21.8 million) cash call for their 26% share of a 6 month forward budget for the Project. There was no indication from Wesizwe or Africa Wide until late today in Johannesburg that they would not fund their pro-rata share of the Project. The cash call to Africa Wide for the Project had been timed to coincide with the final expenditure of funds held in escrow by Maseve for Africa Wide.

Under an agreement between the shareholders of Maseve, any further expenditures by Maseve funded by Platinum Group alone would result in the dilution of Africa Wide’s equity interest in Maseve. Wesizwe had previously indicated that they would be a funding participant through Africa Wide and that they supported the proposed project loan in respect of the Project.

As a result of the potential changes in the structure of ownership in Maseve, and potential changes in funding arrangements for Maseve and the Project, there may be substantial delays or a stop in construction and production plans for the Project. The currently proposed project loan structure for the Project is unlikely to proceed in its current form. The Project construction may be stopped with significant cost to Maseve.

Platinum Group will evaluate its options and course of action over the next few days and provide an update on its plans. The Company holds approximately $ 90 million in cash at present which is sufficient to cover the costs of any stoppage at the Project.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared bymanagement.

This pressrelease contains forward-looking information within the meaning of Canadian securitieslaws and forward-looking statements within the meaning ofU.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate andsimilar expressions, or are those, which, by their nature, refer to future events. All statements that arenot statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regardingpotential changes in the structure, ownership timing and funding of Maseve and the Project, the potential loss of project financing and potential work stoppages and related costs, potential changes to the Company’s construction andproduction plans for the Project. Although the Company believes the forward-looking statements in thispress release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-lookingstatements by the Company are not guarantees offuture results or performance, and that actual results may differ materially from those in forward looking statementsas a result of various factors, including, but not limited to, variations in metalprices, costsand stock market conditions; the inadequacy and uncertainty of financing; the requirement to comply with black economic empowerment laws in South Africa;the nature, quality and quantity of any mineral deposits that may be locate; the Company’sability to obtain any necessary permits, consents orauthorizations required for its activities;the Company’s ability toraise equity and debt financing; the Company’s ability to ensure the Project complies with applicable regulatory requirements; theCompany’s ability to successfully complete loan negotiations; theCompany’sability to produce minerals from its properties successfully or profitably, to continueits projectedgrowth, or to be fully able to implem ent its business strategies and other riskfactors described in the Company’s Form 40-F annual report, annual information formand other filings with the SEC and Canadian securities regulators, which maybe viewed atwww.sec.gov and www.sedar.com, respectively.